

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 4, 2006

Via U.S. Mail and Fax (619-466-4730)
Mr. Jeffrey W. Flannery
Chief Executive Officer, Chief Financial Officer and Director
The Jackson Rivers Company
550 Greens Parkway
Suite 230
Houston, TX 77067

>   Re: **The Jackson Rivers Company**
>   **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
>   **Filed May 26, 2006**
>
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
>   **File No. 333-70932**

Dear Mr. Flannery:

        We have reviewed your supplemental response letter dated July 13, 2006 as well as your filing and have the following comments. As noted in our comment letter dated June 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, page F-6

1.   Please refer to prior comment 1. You indicate that 'For fixed price contracts, the customer is either invoiced for a fixed monthly amount or at specific billing milestones as defined in the contract and executed by the customer'. It appears that you are recognizing revenue when the customer is billed. If this true, describe for us the nature of these contracts and the criteria you use to determine that revenue is earned. Your revenue recognition policy should address these specific criteria.

        Also, your response indicates the revenue from the construction of large scale wireless networks is recognized using the percentage of completion method. Expand your accounting policy disclosure to describe the method you use to measure the extent of progress toward completion of the contract. Refer to paragraph 45 of SOP 81-1.

Mr. Jeffrey W. Flannery
The Jackson Rivers Company
August 4, 2006
Page 2

Item 8A. Controls and Procedures, page 17

2.   We note your response to previous comment 5. Please provide us with the
        proposed disclosure you will include in future filings.

                                *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202)
551-3358 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at (202) 551-3810 if you have any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director